Mail Stop 3720

March 8, 2006

Mr. Troy Prescott
Chairman of the Board
Cardinal Ethanol, LLC
2 OMCO Square, Suite 201
Winchester, IN 47394

      Re: **Cardinal Ethanol, LLC**
               Registration Statement on Form SB-2
               Filed February 10, 2006
               File No. 333-131749

Dear Mr. Prescott:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update your financial statements in accordance with Item 310(g) of Regulation S-B.

2. We note that Fagen has been involved in designing and building a significant number of ethanol plants, as described in a number of registration statements. In addition, the terms of these transactions are similar and you state in your risk factor section that Fagen has been

involved in substantially all material aspects of your formation, capital formation and operations to date. Please provide your analysis in your response letter regarding why Fagen should not be considered a "promoter", as defined in Rule 405 of Regulation C.

Prospectus Cover Page

3. Qualify your estimate of the total project is subject to significant increase if construction costs increase after September 2005.

4. We note your disclosure in the first sentence of the third paragraph regarding when the offering will end but please also disclose the other circumstances that will cause the offering to end.

5. Please refer to Section II(A)(3)(a) of Release No. 33-6900 (June 17, 1991) and consider including the most significant risks. For example, where you disclose in bold that these are "speculative securities and involve a significant degree of risk," please consider disclosing that an investment in these securities will constitute an investment in an illiquid security since no public or other market for the units now exists or is expected to develop.

Prospectus Summary, page 3

6. We note your disclosure that you intend to build the ethanol plant in east central Indiana or west central Ohio. Please briefly explain how you will decide which state to build your plant and the expected timing for this decision. Please also briefly address the importance of this decision and how this could impact the manner in which you sell the units. For example, do you anticipate that most of your potential investors will live in the area where you will build the ethanol plant?

7. Rather than merely stating that the letter of intent with Fagen "provides for an adjustment to the construction price in certain circumstances" and referring to the description in the business section, please briefly disclose in this section, as you do in the risk factor at the bottom of page 10, how your construction costs could increase significantly. In addition, in light of the recent trend of increased construction costs, it would seem that increasing construction costs may be a reasonably known trend that is more than likely going to increase your estimate of constructing the plant. If you agree, revise throughout your prospectus to reflect the likelihood that your construction price will increase and quantify to the extent possible.

8. We note that you intend to register the offering only with the Florida, Georgia, Illinois, Indiana, Kentucky, Michigan, Ohio and Tennessee state securities regulatory bodies. Prior to requesting effectiveness, please update us as to the status of your registration with these, or any other, state securities regulatory bodies.

Risk Factors, page 6

9. If not full time, disclose in the second risk factor and in the risk factor entitled "[o]ur directors and officers have other business and management responsibilities . . ." on page 20 the number of hours per week your officers and directors will contribute to company business. Provide similar disclosure for each officer in the Directors, Executive Officers, Promoters and Control Persons section.

Management's Discussion and Analysis and Plan of Operation, page 25

10. Disclose when in the offering process (during?, after the minimum is achieved? or at the conclusion of the offering?) do you expect to choose a specific site for the construction of your plant.

Liquidity and Capital Resources, page 29

Bond Financing, page 30

11. To the extent possible, please describe in greater detail the potential $10 million in unsecured debt or bond financing that you are discussing with Randolph County, Indiana. For example, would the bond financing be an issuance of tax-free municipal bonds by the county? Clarify whether this financing is contingent upon the ethanol plant being built nearby. Also, in the summary you refer to the possibility of tax increment financing. Please describe what this is and how you may receive this type of financing.

Critical Accounting Estimates, page 31

12. Clarify why "it is at least reasonably possible that" your offering costs "my change in the near term."

Estimated Sources of Funds, page 32

13. Please disclose the reason(s) why you decided to obtain debt financing to complete the project rather than attempt in this offering to raise the total amount needed.

Industry Overview, page 34

14. Please provide us with marked copies of all of the market studies to which you make reference throughout the prospectus. We assume that all referenced reports are generally available at no charge or for a de minimis payment. Please confirm.

15. Under "Our Primary Competition," please identify the regional entities recently formed, or in the process of formation, that are of similar size and resources and with which you intend to compete. Please also identify the ethanol plants in Indiana, particularly in the areas where you

have options to purchase land, and in Ohio, that may be potential competitors. Indicate the primary methods of competition within the markets where you intend to operate and discuss any known barriers to entry. See Item 101(b)(4) of Regulation S-B.

Description of Business, page 42

16. Please disclose your website address. See Item 101(c)(3) of Regulation S-B.

17. Please include a discussion of your officers and governors' prior experience building, operating and managing ethanol plants and engaging in the marketing, sale and distribution of ethanol, dried distillers grains and raw carbon dioxide gas.

18. Under "Design-Build Team" on page 55, disclose the number of ethanol plants Fagen, Inc. and ICM are currently working on or will be working on when you commence your project.

19. Clarify what third party relationships (e.g. rail consultants) have been recommended by Fagen and whether it has received any consideration, directly or indirectly, for doing so.

Directors, Executive Officers, Promoters and Control Persons, page 60

20. The disclosure required by Item 401 of Regulation S-B should address the full business description for each of your directors and officers for the past five years. For example, disclose the date that Mr. Schwieterman became president of McCrate DeLaet and Co. and briefly disclose the nature of the company's business. As another example, disclose the date that Mr. Herlyn joined Land O'Lakes Purina Feed, LLC.

21. We note that any member purchasing 400 units or more in this offering is entitled to appoint a director to the board. We also note that the maximum number of directors is set at 35. However, we note the mathematical possibility that 22 - 41 additional directors may be appointed (22-41 people buying 400 units each) if either the minimum or maximum number of units are sold. Indicate whether these scenarios are so remote that this is not a concern or discuss what corporate governance steps will be taken if these scenarios develop.

Security Ownership of Certain Beneficial Owners and Management, page 66

22. Please disclose the beneficial ownership of your officers and directors as a group. See Item 403(b) of Regulation S-B.

Plan of Distribution, page 68

23. We note that your directors and officers will be allowed to purchase units in the offering. Please tell us in your response letter whether there are any known plans for these persons to purchase units, and if so, in what amounts.

24. Clarify whether interest accrues on unpaid amounts in connection with the promissory notes from the date of the subscription or from the date repayment is due.

25. Provide us with copies of all promotional and sales material that will be used in conjunction with this offering.

Federal Income Tax Consequences of Owning Our Units, page 78

26. Revise your introductory paragraph to make clear that counsel's opinion covers all material tax consequences to investors stemming from the company being treated as a partnership for tax purposes.

Additional Information, page 87

27. Please note the Commission's new address:

> 100 F Street, NE
> Washington, DC 20549

Item 27. Exhibits

28. The legality opinion filed as exhibit 5.1 has not been signed. Please file an executed opinion. In addition, revise the legality opinion to indicate that the opinion opines upon Indiana law, including the statutory provisions, all applicable provisions of the Indiana Constitution and all reported judicial decisions interpreting those laws.

29. The first paragraph of the tax opinion filed as exhibit 8.1 refers to another company. Please revise. In addition, the tax opinion has not been signed. Please file an executed opinion.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have any questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Staff Attorney, at (202) 551-3378, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: William E. Hanigan, Esq.
       (515) 323-8573 (fax)